Exhibit 10.26

EXECUTION COPY

SHARE SUBSCRIPTION AND PURCHASE AGREEMENT

among

ALI WB INVESTMENT HOLDING LIMITED,

SINA CORPORATION

and

WEIBO CORPORATION

Dated as of April 29, 2013

CONFIDENTIAL

i

CONFIDENTIAL

CONFIDENTIAL

CONFIDENTIAL

EXHIBITS

A.	Guarantee and Undertaking
B.	Shareholders’ Agreement
C.	Intellectual Property License Agreement
D.	Amended and Restated Memorandum and Articles of Association
E.	Cayman Legal Opinion
F.	PRC Legal Opinion

SCHEDULES

1.	Knowledge
2.	Allocation Rules
3.	Subject IP
4.	Specified IP
5.	Disclosure Schedule
6.	Pro Forma Financial Statements Agreed Upon Procedures
7.	Shared Assets
8.	Shared Services
9.	Third Party Services

SHARE SUBSCRIPTION AND PURCHASE AGREEMENT, dated as of April 29, 2013, among Ali WB Investment Holding Limited, an exempted company incorporated under the laws of the Cayman Islands (“Investor”), SINA Corporation, an exempted company incorporated under the laws of the Cayman Islands (“Parent”), and Weibo Corporation, an exempted company incorporated under the laws of the Cayman Islands (the “Company”).

WHEREAS, as of the date hereof, Parent and certain individuals own, in the aggregate, all of the issued and outstanding ordinary shares of the Company, par value $0.00025 per share (the “Ordinary Shares”);

WHEREAS, Investor is an indirect wholly-owned subsidiary of Alibaba Group Holding Limited (“Alibaba”);

WHEREAS, the Company wishes to issue and allot to Investor, and Investor wishes to subscribe for and purchase from the Company, the Subscription Shares (as defined below) representing, on an initial as-converted basis, 15.5% of the fully diluted equity of the Company immediately after the Closing (as defined below) determined based on the Pre-Money Fully-Diluted Equity (as defined below) and taking into account the Redemption (as defined below) (the “Post-Money Fully-Diluted Equity”) for aggregate consideration equal to the Subscription Price (as defined below), upon the terms and subject to the conditions set forth herein;

WHEREAS, simultaneously with the Closing, upon the terms and subject to the conditions set forth herein, (a) the Company shall issue and allot to Investor, and Investor shall subscribe for and purchase from the Company, the Employee Shares (as defined below), for aggregate consideration equal to the Employees Purchase Price (as defined below), and (b) the Selling Officers (as defined below) shall sell to Investor, and Investor will purchase from the Selling Officers, the Officer Shares (as defined below), for aggregate consideration equal to the Officers Purchase Price (as defined below);

WHEREAS, the Employee Shares and the Officer Shares shall, in the aggregate, represent 2.5% of the Post-Money Fully Diluted Equity, taking into account the Subscription Shares and the Redemption;

WHEREAS, the Subscription Price and Purchase Price (as defined below) are based on an agreed total pre-money equity valuation (based on the Pre-Money Fully-Diluted Equity) of the Company equal to $2,750,000,000 and assumes, among other things, that at immediately prior to the Closing, the Fully-Diluted Equity (as defined below) does not exceed 164,000,000 Ordinary Shares (without taking into account the number of Employee Shares issued to Investor at the Closing);

WHEREAS, Alibaba has executed as of the date hereof a guarantee and undertaking in favor of Parent and the Company, attached hereto as Exhibit A (the “Guarantee and Undertaking”); and

WHEREAS, as of the date hereof, the parties hereto shall have entered into (a) a shareholders’ agreement in relation to the Company, attached hereto as Exhibit B (the “Shareholders’ Agreement”), and (b) an intellectual property license agreement, attached hereto as Exhibit C (the “Intellectual Property License Agreement”).

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, and covenants and agreements contained in this Agreement, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I

DEFINITIONS

SECTION 1.01. Certain Defined Terms. For purposes of this Agreement:

“Action” means any claim, complaint, litigation, hearing, audit, action, suit, arbitration, inquiry, proceeding (whether civil, criminal or administrative) or investigation by or before any Governmental Authority.

“Affiliate” means, with respect to any specified Person, any other Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person.

“Aggregate Purchase Price” means the sum of the Subscription Price and the Purchase Price.

“Agreement” or “this Agreement” means this Share Subscription and Purchase Agreement among the parties hereto (including all Exhibits and Schedules hereto) and all amendments hereto made in accordance with the provisions of Section 8.07.

“Allocation Rules” means the rules and procedures to be applied for the allocation of revenues and costs, assets, services, employees and any other item appearing on the financial statements, between members of the Company Group, on the one hand, and members of the Parent Group, on the other hand, a copy of which is attached hereto as Schedule 2, as amended from time to time.

“Articles of Association” means the Amended and Restated Memorandum and Articles of Association of the Company, attached hereto as Exhibit D.

“Balance Sheet Date” means December 31, 2012.

“Business” means (a) the microblogging and social networking platforms, products, applications and services in online and mobile formats of the nature operated, managed, developed or serviced as of the date hereof by the WFOE, WM, Parent and/or any other Affiliate of Parent, excluding such platforms, products, applications and services (other than those operated, developed or serviced by the Company, its Subsidiaries or WM) operated by members of the Parent Group as of the date hereof; and (b) any business developed by the Company or its Subsidiaries operating under either the Weibo domain name (other than applications owned and controlled by Parent or an unaffiliated third party) or the SINA-Weibo brand.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by Law to be closed in Beijing or Hong Kong.

“Claim” means any claim, action, suit, arbitration or proceeding that may be asserted by a party hereto for breach of any representation, warranty, covenant or agreement contained in this Agreement, including any claim, action, suit, arbitration or proceeding in respect of any Losses.

“Code” means the U.S. Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

“Company Group” means the Company and each of its Subsidiaries.

“Company Intellectual Property” means the Owned Intellectual Property and the Licensed Intellectual Property.

“Company IP Agreements” means all agreements granting rights in or to Intellectual Property (a) from the Company or any of its Subsidiaries, to any third party, excluding non-exclusive licenses to customers and end users granted in the ordinary course of business; and (b) to the Company or any of its Subsidiaries from any third party, excluding Shrink-Wrap Agreements, but including source code escrow agreements in respect of any proprietary software.

“Confidential Information” means all information delivered by a party hereto to another party hereto in connection with the transactions contemplated by this Agreement and any other Transaction Document that is proprietary or confidential in nature and marked or labeled or otherwise adequately identified when received by such party as being confidential information of such delivering party or is of a nature that the receiving party would reasonably consider as being confidential, provided that such term does not include information that (a) was publicly known or otherwise lawfully known to such receiving party prior to the time of such disclosure, (b) subsequently becomes publicly known through no act or omission by such receiving party or any Person acting on such party’s behalf, or (c) otherwise becomes known to such receiving party other than through disclosure by the delivering party or any Person with a duty to keep such information confidential.

“control” (including the terms “controlled by” and “under common control with”), with respect to the relationship between or among two or more Persons, means the possession, directly or indirectly or as trustee, personal representative or executor, of the power to direct or cause the direction of the affairs or management of a Person, whether through the ownership of voting securities, as trustee, personal representative or executor, by contract, credit arrangement or otherwise.

“Conveyance Taxes” means sales, use, value added, goods and services, transfer, stamp, stock transfer, real property transfer and similar taxes, fees or charges (together with any interest, penalties or additions in respect thereof) imposed by any Governmental Authority in respect of the issue and subscription of the Subscription Shares and the Employee Shares and the sale and purchase of the Officer Shares pursuant to this Agreement.

“Disclosure Schedule” means the Disclosure Schedule, dated as of the date of this Agreement, delivered by Parent to Investor in connection with this Agreement and attached hereto as Schedule 5.

“Employee” means each individual who is an employee of Parent whose employment is primarily related to the Business or an employee of the Company or any of its Subsidiaries.

“Encumbrance” means any security interest, pledge, charge, claim, hypothecation, title defect, mortgage, right of first option or refusal, right of pre-emption, third-party right or interest, put or call right, lien or encumbrance. For the avoidance of doubt, the foregoing shall not include licenses of or other grants of rights to use Intellectual Property.

“Excluded Taxes” means (a) Taxes imposed on the Company or any of its Subsidiaries for any Taxable Period that ends on or before the date hereof; (b) with respect to a Straddle Period, Taxes imposed on the Company or any of its Subsidiaries which are allocable, pursuant to Section 6.01(b), to the portion of such period ending on the date hereof; (c) Taxes of any Person imposed on the Company or any of its Subsidiaries as a result of the Company or any of its Subsidiaries having been a member of an affiliated, consolidated, combined or unitary group on or prior to the date hereof or as a transferee or successor in connection with an event or transaction occurring on or before the date hereof; and (d) any payments required to be made after the date hereof under any Tax sharing, Tax indemnity, Tax allocation or similar contracts (whether or not written) to which the Company or any of its Subsidiaries was obligated, or was a party, on or prior to the date hereof.

“Fully-Diluted Equity” means the number of Ordinary Shares on an as-converted and fully diluted equity basis, as determined pursuant to the treasury method in accordance with GAAP.

“Fundamental Representations” means the representations and warranties set forth in Sections 3.01 (Organization, Authority and Qualification of Parent and the Company), 3.02 (Capitalization; Ownership of Shares; Subsidiaries), 3.03 (Valid Issuance and Title), 3.20 (Brokers), 4.01 (Organization, Authority and Qualification of Investor) and 4.07 (Brokers).

“GAAP” means United States generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession that are in effect from time to time, as codified and described in FASB Statement No. 18, the FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles, and applied consistently throughout the periods involved.

“Governmental Authority” means any federal, national, foreign, supranational, state, provincial, local, municipal or other political subdivision or other government, governmental, regulatory or administrative authority, agency, board, bureau, department, instrumentality or commission or any court, tribunal, judicial or arbitral body of competent jurisdiction or stock exchange.

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination, award, ruling, decision, verdict, subpoena, consent, injunction or other similar determination or finding entered by or with any Governmental Authority.

“Improvements” means any modification, derivative work or enhancement.

“Indebtedness” of any Person means, without duplication (a) all indebtedness of such Person for borrowed money, including accrued interest expense, pursuant to a financing arrangement, (b) all indebtedness of such Person evidenced by notes, bonds, debentures or other similar instruments pursuant to a financing arrangement, and (c) all indebtedness of others referred to in clauses (a) through (b) above guaranteed directly or indirectly by such Person through an agreement to pay or purchase such indebtedness or to advance or supply funds for the payment or purchase of such indebtedness (which agreement is entered into primarily for the purpose of enabling the debtor to make payment of such indebtedness or to assure the holder of such indebtedness against loss); provided that Indebtedness shall not include any accrued liabilities arising out of business operations (including any trade payables, accrued expenses or deferred or prepaid revenue) of such Person.

“Intellectual Property” means all worldwide intellectual property rights, including (a) inventions, patents and patent applications; (b) trademarks, service marks, trade names, trade dress, Internet domain names and other source indicators, together with the goodwill associated exclusively therewith; (c) copyrights, Software, websites; (d) registrations and applications for registration of any of the foregoing in (a) – (c); and (e) trade secrets, know-how and proprietary or confidential information.

“Law” means any federal, national, foreign, supranational, state, provincial or local statute, law, ordinance, regulation, rule, code, order, requirement or rule of law (including common law), official policy or interpretation of any Governmental Authority and including any Governmental Order.

“Leased Real Property” means the real property leased by Parent (in relation to the Business), the Company or any of its Subsidiaries, in each case, as tenant, together with, to the extent leased by Parent (in relation to the Business), the Company or any of its Subsidiaries, all buildings and other structures, facilities or improvements located thereon, all fixtures, systems, equipment and items of personal property of Parent (in relation to the Business), the Company or any of its Subsidiaries attached or appurtenant thereto and all easements, licenses, rights and appurtenances relating to the foregoing.

“Licensed Intellectual Property” means all third-party Intellectual Property that the Company or any of its Subsidiaries is authorized to use pursuant to the Company IP Agreements.

“Material Adverse Effect” means any event, circumstance, development, change in or effect that, individually or in the aggregate, is or would reasonably be expected to be materially adverse to the business, assets, liabilities and prospects, taken as a whole, of the Company and its Subsidiaries, taken as a whole, or the Business; provided, however, that none of the following, either alone or in combination, shall be taken into account in determining whether there has been a “Material Adverse Effect”: (a) events, circumstances, developments, changes or effects occurring after the date of this Agreement that generally affect the microblogging and social networking industry in the PRC (including legal and regulatory changes); (b) general changes after the date of this Agreement in global business, economic or political conditions; (c) events, circumstances, developments, changes or effects after the date of this Agreement generally affecting the financial, credit or securities markets, including changes in interest rates or foreign exchange rates, in the United States or the PRC or in any other country or region in the world in which the Company or its Subsidiaries have material operations or revenues; (d) events, circumstances, developments, changes or effects attributable to the consummation of the transactions contemplated by, or the announcement of the execution of, this Agreement or any other Transaction Document, including any actions of competitors or any Action resulting therefrom or with respect thereto; (e) any event, circumstance, development, change or effect after the date of this Agreement caused by acts of armed hostility, sabotage, terrorism or war (whether or not declared), including any escalation or worsening thereof; (f) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides or other natural disasters, weather conditions, explosions or fires or other force majeure events, in each case, occurring after the date of this Agreement; (g) changes or modifications in GAAP or applicable Law occurring after the date of this Agreement; (h) any event, circumstance, development, change or effect that results from any actions taken that are expressly required by this Agreement or any other Transaction Document; and (i) the failure by Parent, the Company or any of its Subsidiaries to meet any internal or industry estimates, expectations, forecasts, projections or budgets for any period; provided that with respect to clauses (a), (b), (c), (e), (f) and (g), any such event, circumstance, change or effect shall be included to the extent such event, circumstance, change or effect, individually or in the aggregate, has or would reasonably be expected to have a disproportionate effect on the Company and its Subsidiaries, taken as a whole, or the Business, as compared to other participants in the microblogging and social networking industry in the PRC, provided further that clauses (d) and (h) shall not be taken into account with respect to Sections 3.01 (Organization, Authority and Qualification of Parent and the Company), 3.04 (No Conflict) and 3.05 (Governmental Consents and Approvals); and provided further that with respect to clause (i), the underlying causes of any failure by Parent, the Company or any of its Subsidiaries to meet any internal or industry estimates, expectations, forecasts, projections or budgets for any period shall be taken into account in determining whether there has been a “Material Adverse Effect”.

“Option Plan” means the Weibo Corporation 2010 Share Incentive Plan, as of the date of this Agreement.

“Owned Intellectual Property” means all Intellectual Property owned by the Company or any of its Subsidiaries.

“Parent Group” means Parent and each of its Subsidiaries, other than members of the Company Group.

“Parent’s Knowledge”, “Knowledge of Parent” or similar terms used in this Agreement mean the actual knowledge of any of the Persons identified on Schedule 1 of this Agreement and knowledge that such Persons would reasonably be expected to have after due inquiry.

“Permits” means all permits, licenses, franchises, registrations, certificates, clearances, exemptions, variances, approvals, waivers and other authorizations obtained from or required by any Governmental Authority.

“Person” means any individual, partnership, firm, corporation, limited liability company, association, trust, unincorporated organization or other entity, as well as any syndicate or group that would be deemed to be a person under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

“PRC” means the People’s Republic of China.

“Pre-Money Fully-Diluted Equity” means a total of 163,800,000 outstanding Ordinary Shares and Ordinary Shares issuable upon the exercise, conversion or exchange of all authorized and issued options, warrants or other rights to acquire Ordinary Shares immediately prior to the Closing, without taking into account the number of Employee Shares issued to Investor at the Closing.

“Preferred Shares” means convertible participating preferred shares of the Company, par value $0.00025 per share, with rights attached to such shares as are set out in Exhibit A to the Articles of Association.

“Purchase Price” means the sum of the Employees Purchase Price and the Officers Purchase Price.

“Purchase Price Bank Account” means a bank account in Hong Kong designated by Parent in a written notice to Investor prior to the date hereof.

“Registered” means issued by, registered or filed with, renewed by or the subject of a pending application before any Governmental Authority or Internet domain name registrar.

“RMB” means Renminbi, the lawful currency of the PRC.

“SAFE” means the State Administration of Foreign Exchange.

“SAFE Rules and Regulations” means, collectively, the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Reverse Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies issued by SAFE on October 21, 2005 and any other guidelines, implementing rules, reporting and registration requirements in respect thereof issued by SAFE.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Shrink-Wrap Agreements” means “shrink-wrap”, “click-wrap” and non-exclusive licenses concerning generally commercially available or off-the-shelf Software.

“Software” means any and all computer programs, software (in object and source code), firmware, middleware, applications, APIs, web widgets, code and related algorithms, models and methodologies, files, documentation and all other tangible embodiments thereof.

“Specified IP” means the Intellectual Property set forth in Schedule 4.

“Straddle Period” means any Taxable Period beginning on or before the date hereof and ending after the date hereof.

“Subject IP” means the Intellectual Property set forth in Schedule 3.

“Subsidiary” of any Person means any corporation, partnership, limited liability company, or other organization, whether incorporated or unincorporated, which is controlled by such Person. For the avoidance of doubt, the Subsidiaries of the Company shall include WM, WFOE and Weibo Hong Kong Limited and their respective Subsidiaries and any other VIE.

“Tax” or “Taxes” means any and all taxes, charges, fees or other assessments, including any and all income, capital, capital gains, franchise, windfall profits, transfer, stamp, property, excise, net worth and similar taxes of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Authority.

“Tax Returns” means any and all returns, reports and forms (including elections, declarations, amendments, schedules, information returns or attachments thereto) required to be filed with a Governmental Authority, or provided for under applicable Law, with respect to Taxes.

“Taxable Period” means a taxable year or any other period of time which forms the basis on which any liability for Tax is determined under any applicable Law.

“Transaction Documents” means this Agreement, the Guarantee and Undertaking, the Shareholders’ Agreement, the Intellectual Property License Agreement and the Articles of Association.

“VIE” means any variable interest entity over which the Company or a Subsidiary effects control pursuant to Control Documents and which is consolidated with the Company in accordance with GAAP.

“WFOE” means Weibo Internet Technology (China) Co., Ltd., a wholly foreign-owned enterprise registered in Haidian, Beijing.

“WM” means Beijing WM Technology Co., Ltd., a variable interest entity.

SECTION 1.02. Definitions. The following terms have the meanings set forth in the Sections set forth below:

Definition	Location

“Alibaba”	Recitals
“Assets”	3.13
“Closing”	2.02
“Company”	Preamble
“Control Documents”	3.17(c)
“Employee Shares”	2.01
“Employees Purchase Price”	2.01
“Existing Employees”	5.05(a)
“Guarantee and Undertaking”	Recitals
“ICC”	8.12
“ICC Rules”	8.12
“Indemnified Party”	7.02
“Indemnifying Party”	7.02
“Initial Shares”	2.01
“Intellectual Property License Agreement”	Recitals
“Investor”	Preamble
“Lease Agreements”	3.12(b)
“Loss”	7.02
“Material Contracts”	3.17(a)
“Officer Shares”	2.01
“Officers Purchase Price”	2.01
“Ordinary Shares”	Recitals
“Parent”	Preamble
“Parent Support Obligations”	3.13
“Plans”	3.14(a)
“Post-Closing Reduction”	6.01(c)
“Post-Money Fully-Diluted Equity”	Recitals
“PRC Governmental Authorization”	3.17(b)(ii)
“Pro Forma Financial Statements”	3.06
“Redemption”	5.01
“Representatives”	4.08
“Selling Employees”	5.01
“Selling Officers”	2.01
“Shared Assets”	5.06(a)
“Shared Services”	5.06(a)
“Shareholders’ Agreement”	Recitals
“Subscription Price”	2.01
“Subscription Shares”	2.01
“Target Business Assets”	5.03(a)
“Target Business Employees”	5.05(a)
“Target Business IP”	5.03(a)
“Third Party Claim”	7.05(b)
“Third Party Services”	5.06(a)

SECTION 1.03. Interpretation and Rules of Construction. (a) In this Agreement, except to the extent otherwise provided or that the context otherwise requires:

(i) when a reference is made in this Agreement to an Article, Section, Exhibit or Schedule, such reference is to an Article or Section of, or an Exhibit or Schedule to, this Agreement;

(ii) the table of contents and headings for this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement;

(iii) whenever the words “include,” “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limitation”;

(iv) the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement;

(v) all terms defined in this Agreement have the defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein;

(vi) the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms;

(vii) references to a Person are also to its successors and permitted assigns;

(viii) references to sums of money are expressed in lawful currency of the United States of America, and “$” refers to U.S. dollars; and

(ix) the use of the term “or” is not intended to be exclusive.

(b) Notwithstanding anything to the contrary contained in the Disclosure Schedule, in this Agreement or in the Transaction Documents, the information and disclosures contained in any Section of the Disclosure Schedule shall be deemed to be disclosed and incorporated by reference in each other Section of such Disclosure Schedule as though fully set forth in such other Section to the extent the relevance of such information to such other Section is reasonably apparent on the face of such information. Certain items and matters are listed in the Disclosure Schedule for informational purposes only and may not be required to be listed therein by the terms of this Agreement. In no event shall the listing of items or matters in the Disclosure Schedule be deemed or interpreted to broaden, or otherwise expand the scope of, the representations and warranties or covenants contained in this Agreement. No reference to, or disclosure of, any item or matter in any Section of this Agreement or any Section of the Disclosure Schedule shall be construed as an admission or indication that such item or matter is material or that such item or matter is required to be referred to or disclosed in this Agreement or in the Disclosure Schedule. Without limiting the foregoing, no reference to or disclosure of a possible breach or violation of any contract or agreement, Law or Governmental Order shall be construed as an admission or indication that a breach or violation exists or has actually occurred.

ARTICLE II

SUBSCRIPTION, PURCHASE AND SALE

SECTION 2.01. Subscription for the Subscription Shares and the Employee Shares; Purchase and Sale of the Officer Shares. Upon the terms and subject to the conditions of this Agreement, at the Closing, (a) the Company shall issue and allot to Investor, and Investor shall subscribe for and purchase from the Company, an aggregate of 30,046,154 Preferred Shares (the “Subscription Shares”) for aggregate consideration of $504,437,873 (the “Subscription Price”); (b) the Company shall issue and allot to Investor, and Investor shall subscribe for and purchase from the Company, an aggregate of 3,498,099 Ordinary Shares (the “Employee Shares”) for aggregate consideration of $58,728,768 (the “Employees Purchase Price”); and (c) Parent shall cause certain individuals (the “Selling Officers”) to sell to Investor, and Investor will purchase from the Selling Officers, an aggregate of 1,348,055 Ordinary Shares (the “Officer Shares”, and together with the Employee Shares and the Subscription Shares, the “Initial Shares”) for aggregate consideration of $22,632,181 (the “Officers Purchase Price”).

SECTION 2.02. Closing. Subject to the terms and conditions of this Agreement, the subscription for the Subscription Shares and the Employee Shares and the sale and purchase of the Officer Shares contemplated by this Agreement (the “Closing”) shall take place at the offices of Shearman & Sterling, 12/F Gloucester Tower, The Landmark, 15 Queen’s Road Central, Hong Kong, at 11:00 a.m. Hong Kong time on the date of this Agreement or at such other place or at such other time or on such other date as Parent and Investor may mutually agree upon in writing.

SECTION 2.03. Closing Deliveries by Parent and the Company. At the Closing, Parent and the Company shall deliver or cause to be delivered to Investor:

(a) share certificates in the name of Investor representing the Subscription Shares and the Employee Shares;

(b) relevant instruments of transfer for the Officer Shares, duly executed in blank;

(c) newly issued share certificates in the name of Investor representing the Officer Shares;

(d) a certified true copy of the Register of Members of the Company indicating that Investor is the registered holder of the Subscription Shares, the Employee Shares and the Officer Shares;

(e) executed counterparts of each Transaction Document to which Parent or the Company is a party;

(f) a receipt for each of the Subscription Price, the Employees Purchase Price and the Officers Purchase Price;

(g) true and complete copies of the resolutions duly and validly adopted by the board of directors of each of Parent and the Company evidencing their authorization of the execution and delivery of this Agreement and the other Transaction Documents;

(h) the opinion addressed to Investor from Cayman Islands counsel to the Company, dated the date hereof, attached hereto as Exhibit E; and

(i) the opinion addressed to Investor from PRC counsel to the Company, dated the date hereof, attached hereto as Exhibit F.

SECTION 2.04. Closing Deliveries by Investor. At the Closing, Investor shall deliver to Parent and the Company:

(a) the Subscription Price by wire transfer in immediately available funds to the Purchase Price Bank Account;

(b) the Purchase Price by wire transfer in immediately available funds to the Purchase Price Bank Account; and

(c) executed counterparts of each Transaction Document to which Investor is a party.

SECTION 2.05. Distribution of the Purchase Price. Parent shall remit, net of any applicable withholding Taxes and any applicable exercise consideration and other costs and expenses payable by the relevant Selling Employee or Selling Officer, as the case may be, (a) the portion of the Employees Purchase Price to each Selling Employee in respect of such portion of the Ordinary Shares and/or options issued under the Option Plan owned by such Selling Employee and redeemed or repurchased by the Company pursuant to the Redemption; and (b) the portion of the Officers Purchase Price to each Selling Officer in respect of such portion of the Officer Shares sold by such Selling Officer at the Closing.

SECTION 2.06. Withholding. Investor shall not deduct or withhold Taxes in respect of the Purchase Price, such withholding to be the sole responsibility of Parent.

SECTION 2.07. Cancellation of Officers Share Certificates. Parent shall cause each of the Selling Officers to surrender to the Company for cancellation, as soon as practicable but in any event within five (5) Business Days following the date hereof, each of the share certificates evidencing the Officers Shares, and the Company shall cancel such share certificates and within five (5) Business Days thereafter, deliver such canceled share certificates to Investor.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

OF PARENT

Parent hereby represents and warrants to Investor, subject to such exceptions as are disclosed in the Disclosure Schedule, as follows:

SECTION 3.01. Organization, Authority and Qualification of Parent and the Company. Each of Parent and the Company is an exempted company duly incorporated, validly existing and in good standing under the laws of the Cayman Islands and has all necessary corporate power and authority to enter into this Agreement and the other Transaction Documents to which it is a party, to carry out its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. Each of Parent and the Company is duly licensed or qualified to do business and is in good standing (to the extent such concepts are recognized under applicable Law) in each jurisdiction in which the nature of the properties owned or leased by it or the operation of its business makes such licensing or qualification necessary, except to the extent that the failure to be so licensed, qualified or in good standing, individually or in the aggregate, would not (a) adversely affect the ability of Parent or the Company to carry out its obligations under, or to consummate (without material delay) the transactions contemplated by, this Agreement and the other Transaction Documents to which it is a party; or (b) otherwise have a Material Adverse Effect. Each of Parent (in relation to the Business) and the Company has all necessary power and authority to own, operate or lease the properties, rights and assets now owned, operated or leased by Parent (in relation to the Business) or the Company, as applicable, and to carry on the Business as it has been and is currently conducted. The execution and delivery by Parent and the Company of this Agreement and the other Transaction Documents to which Parent or the Company is a party, the performance by Parent and the Company of their respective obligations hereunder and thereunder and the consummation by Parent and the Company of the transactions contemplated hereby and thereby have been duly authorized by all requisite action on the part of Parent and the Company. This Agreement has been, and upon their execution, the other Transaction Documents to which Parent or the Company is a party shall have been, duly executed and delivered by Parent and the Company, and (assuming due authorization, execution and delivery by Investor) this Agreement constitutes, and upon their execution the other Transaction Documents to which Parent or the Company is a party shall constitute, legal, valid and binding obligations of Parent and the Company, enforceable against Parent and the Company in accordance with their respective terms, subject to the effect of any applicable bankruptcy, insolvency (including Laws relating to fraudulent transfers), reorganization, moratorium or similar Laws affecting creditors’ rights generally and subject to the effect of general principles of equity (regardless of whether considered in a proceeding at law or in equity).

SECTION 3.02. Capitalization; Ownership of Shares; Subsidiaries. (a) The authorized share capital of the Company consists of 200,000,000 Ordinary Shares. As of the date hereof, 143,062,500 Ordinary Shares are issued and outstanding, all of which are validly issued, fully paid and nonassessable and were not issued in violation of any preemptive rights. As of the date hereof, 35,000,000 Ordinary Shares are authorized for issuance under the Option Plan, of which up to 28,405,776 Ordinary Shares may be issued pursuant to outstanding options and other equity-based incentive awards granted under the Option Plan. Except for options or other equity-based incentive awards authorized or issued under the Option Plan, there are no options, warrants, convertible securities or other rights, agreements, arrangements or commitments relating to the Ordinary Shares or obligating either Parent or the Company to issue, transfer, sell, redeem, repurchase or acquire any Ordinary Shares, or any other equity interest in, the Company. The Ordinary Shares constitute all of the issued and outstanding share capital of the Company and, as of the date hereof, are owned of record and beneficially by Parent free and clear of all Encumbrances.

(b) The Officer Shares shall be, immediately prior to the Closing, (i) validly issued, fully paid and nonassessable, (ii) not issued in violation of, and not subject to, any preemptive or similar rights, and (iii) owned of record and beneficially by the Selling Officers free and clear of all Encumbrances.

(c) Section 3.02(c) of the Disclosure Schedule sets forth a list of each Subsidiary of the Company, and for each Subsidiary of the Company, (i) its name and jurisdiction of formation; (ii) the number and type of all issued and outstanding equity interests; and (iii) the holders of such equity interests. All equity interests in the Subsidiaries of the Company that are owned, directly or indirectly, by the Company are free and clear of all Encumbrances, have been duly authorized and validly issued, and none of such equity interests has been issued in violation of, and is not subject to, any preemptive or similar rights. Each Subsidiary of the Company is duly organized or incorporated, validly existing and in good standing under the laws of the jurisdiction of formation, duly licensed or qualified to do business and is in good standing (to the extent such concepts are recognized under applicable Law) in each jurisdiction in which the nature of the properties owned, leased by it or the operation of its business makes such licensing or qualification necessary, except to the extent that the failure to be so licensed, qualified or in good standing, individually or in the aggregate, would not (a) adversely affect the ability of Parent or the Company to carry out its obligations under, or to consummate (without material delay) the transactions contemplated by, this Agreement and the other Transaction Documents to which Parent or the Company is a party; or (b) otherwise have a Material Adverse Effect. Except as set forth in Section 3.02(c) of the Disclosure Schedule, each Subsidiary of the Company has all necessary power and authority to own, operate or lease the properties, rights and assets now owned, operated or leased by it and to carry on its business as it has been and is currently conducted.

(d) Except as set forth in Section 3.02(d) of the Disclosure Schedule, there are no options, warrants, convertible securities or other rights, agreements, arrangements or commitments relating to the equity interest in any Subsidiary of the Company or obligating Parent, the Company or any Subsidiary of the Company to issue, transfer, sell, redeem, repurchase or acquire any equity interest in any Subsidiary of the Company. None of the Company or any of its Subsidiaries is a member of (nor is any part of its business conducted through) any partnership nor do any of them directly or indirectly own any equity interests in any Person other than a Subsidiary of the Company.

(e) As at immediately prior to the Closing, (i) the Fully-Diluted Equity shall not exceed 164,000,000 Ordinary Shares (without taking into account the number of Employee Shares issued to Investor at the Closing) and (ii) except as set forth in Section 3.02(e) of the Disclosure Schedule, there shall be no Indebtedness of the Company or any of its Subsidiaries.

SECTION 3.03. Valid Issuance and Title.

(a) The Subscription Shares and the Employee Shares, when issued, sold and transferred to Investor in accordance with this Agreement and the requirements of the Articles of Association and when Investor is entered into the Company’s Register of Members as the holder of the Subscription Shares and the Employee Shares, will be validly issued, fully paid and nonassessable and not subject to any preemptive or similar rights, and except as set forth in the Transaction Documents, Investor will acquire legal and beneficial ownership of the Subscription Shares and the Employee Shares free and clear of all Encumbrances. All Ordinary Shares issuable upon conversion of the Subscription Shares will be duly and validly issued, fully paid and nonassessable, and, except as set forth in the Transaction Documents, free and clear of all Encumbrances. The offer, sale and issuance of the Subscription Shares and the Employee Shares in accordance with this Agreement are exempt from the registration and prospectus delivery requirements of the Securities Act and each other analogous provision of applicable securities Law.

(b) Upon transfer of the Officer Shares to Investor and payment therefor in accordance with this Agreement, Investor will acquire full legal and beneficial ownership of the Officer Shares free and clear of all Encumbrances, and there will be no agreement, arrangement or obligation to create or give any Encumbrances in relation to any of the Officer Shares, other than as set forth in the Transaction Documents.

SECTION 3.04. No Conflict. The execution, delivery and performance by Parent and the Company of this Agreement and the other Transaction Documents to which Parent or the Company is a party, and the consummation of the transactions contemplated hereby or thereby, do not and will not (a) violate, conflict with or result in the breach of any provision of the organizational or constitutional documents of Parent, the Company or any of their Subsidiaries; (b) conflict with or violate in any material respect any Law or Governmental Order applicable to Parent or the Company or any of its Subsidiaries; (c) conflict with, result in any breach of, constitute a default (or an event which, with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any rights of termination, acceleration or cancellation of, any contract, agreement or other arrangement to which Parent or the Company is a party; or (d) give rise to any right of first offer, right of first refusal, preemptive right or similar rights on behalf of any Person with respect to the Business, the Company or its Subsidiaries; except, in the case of clause (c), as would not (i) materially and adversely affect the ability of Parent or the Company to carry out its obligations under, and to consummate the transactions contemplated by, this Agreement and the other Transaction Documents or (ii) otherwise have a Material Adverse Effect.

SECTION 3.05. Governmental Consents and Approvals. The execution, delivery and performance by Parent and the Company of this Agreement and each Transaction Document to which Parent or the Company is a party, and the consummation of the transactions contemplated hereby or thereby, do not and will not require any consent, approval, authorization or other order or declaration of, action by, filing with or notification to any Governmental Authority, other than where failure to obtain such consent, approval, authorization or action, or to make such filing or notification, individually or in the aggregate, would not, and would not reasonably be expected to, have a Material Adverse Effect or prevent or materially delay the consummation by Parent or the Company of the transactions contemplated by this Agreement or the other Transaction Documents.

SECTION 3.06. Financial Information. The consolidated balance sheet of the Business as of December 31, 2012 and the related pro forma consolidated statement of income of the Business for the year then ended made available by Parent to Investor (collectively, the “Pro Forma Financial Statements”) (a) were prepared in good faith based on the reasonable judgment of management of Parent and the Company; (b) were derived from the books and records of Parent (in relation to the Business), the Company and its Subsidiaries; (c) were prepared in accordance with the Allocation Rules, with all revenues and costs, assets, services, employees and any other item appearing on the financial statements, between members of the Company Group, on the one hand, members of the Parent Group, on the other hand, having been allocated and accrued in accordance with the Allocation Rules; (d) were reviewed, based on, to the Knowledge of Parent, procedures set forth in Schedule 6 by PricewaterhouseCoopers, which issued a status report in connection therewith; and (e) to the Knowledge of Parent, present fairly, in all material respects, the consolidated financial position or pro forma financial position (as applicable) of the Business as of the date thereof and the results of operations for the period covered thereby.

SECTION 3.07. Absence of Undisclosed Material Liabilities. Except as set forth in Section 3.07 of the Disclosure Schedule, there are no liabilities or obligations of the Business, the Company or any of its Subsidiaries of any kind, whether disclosed or undisclosed, matured or unmatured, accrued, absolute, contingent or otherwise, that are material to the Business, other than liabilities or obligations (a) reflected, reserved against or disclosed in the Pro Forma Financial Statements; (b) incurred since the Balance Sheet Date in the ordinary course of business of the Company and its Subsidiaries consistent with past practice; or (c) of a nature not required to be reflected on a balance sheet prepared (i) in accordance with GAAP and (ii) not in violation of, or inconsistent with, the Allocation Rules.

SECTION 3.08. Conduct in the Ordinary Course. Since the Balance Sheet Date, the Business has been conducted in the ordinary course consistent with past practice and there has not occurred any Material Adverse Effect. From the Balance Sheet Date to the date of this Agreement, except as set forth in Section 3.08 of the Disclosure Schedule, none of Parent, the Company or any of its Subsidiaries, as applicable, has taken any action with respect to the following matters relating to the Company or any of its Subsidiaries:

(a) any issuance, transfer or sale of any capital stock, notes, bonds or other securities of the Company or any of its Subsidiaries (or any option, warrant or other right to acquire the same), except in connection with (A) the exercise of any option, or settlement of any other equity-based incentive award issued under the Option Plan or (B) the issuance of any option or other equity-based incentive award authorized under the Option Plan, provided that such issuance shall not result in a breach of Section 3.02(e);

(b) any adjustment, split, subdivision, combination, reclassification or other amendment of any material term of any securities of the Company or any of its Subsidiaries (in each case, whether by merger, consolidation or otherwise);

(c) any amendment or restatement of the organizational documents of the Company or any of its Subsidiaries;

(d) entry into any proposed transaction or series of related transactions involving a change of control, merger, consolidation, share exchange, recapitalization, reorganization or other business combination, or liquidation, dissolution or winding up in each case, involving the Business, the Company or its Subsidiaries;

(e) any disposition (including the amendment or termination of any organization documents of, or contractual arrangements with, a VIE that prevents the consolidation of such VIE with the Company) that exceeds $30 million in any single transaction or series of related transactions or an amount that on an annualized basis, would exceed $100 million in the aggregate over a 12-month period (in each case, whether such amounts are the consideration received or the fair value of assets disposed or a VIE no longer consolidated with the Company);

(f) any payments (including repayments of any Indebtedness) to be made by any member of the Company Group to any member of the Parent Group that exceed $30 million in any single transaction or series of related transactions, or an amount that on an annualized basis, would exceed $100 million in the aggregate over a 12-month period;

(g) any incurrence of Indebtedness by any member of the Company Group to any member of the Parent Group that exceeds $30 million in any single transaction or series of related transactions, or an amount that on an annualized basis, would exceed $100 million in the aggregate over a 12-month period, provided that such incurrence shall not result in a breach of Section 3.02(e);

(h) any grant of any rights or licenses by any member of the Company Group to any member of the Parent Group with a value that exceeds $30 million in any single transaction or series of related transactions, or an amount that on an annualized basis, would exceed $100 million in the aggregate over a 12-month period (in each case, whether such amounts are the consideration received or the fair value of such rights or licenses);

(i) any allocation of material revenue or costs between any member of the Company Group, on the one hand, and any member of the Parent Group, on the other hand, except in accordance with the Allocation Rules, provided that such allocation shall not result in a breach of Section 3.02(e);

(j) any allocation of material assets, services or employees (including assets or services owned or provided by third parties) between any member of the Company Group, on the one hand, and any member of the Parent Group, on the other hand, except in accordance with the Allocation Rules, provided that such allocation shall not result in a breach of Section 3.02(e);

(k) any transaction or agreement between any senior executive officer of the Company or any Affiliate thereof or any member of the Parent Group, on the one hand, and any member of the Company Group, on the other hand, that involves any payment or exchange or transfer of value exceeding $1 million for any single transaction or agreement or series of related transactions or agreements, or an amount that on an annualized basis, would result in any payment, exchange or transfer of value in excess of $5 million in the aggregate over a 12-month period (in each case, whether such amounts are the payments to be made or the fair value of the subject matter of such transactions or agreements), other than for amounts in relation to compensation, equity-based incentive grants or similar remuneration to such senior executive officer under agreements that have been previously authorized by the compensation committee of the board of directors of Parent;

(l) any declaration, making or payment of any dividend or distribution (whether in cash, securities or other property) or other than pursuant to the Option Plan, any buy back of securities or reduction of share capital;

(m) any establishment of, or amendment to, any equity-based incentive plan that would result (whether in any one transaction or together with all other transactions) in the equity securities of the Company issuable upon the exercise, conversion or exchange of the options and other equity awards authorized under all equity-based incentive plans of the Company (including the Option Plan and other existing equity-based incentive plans of the Company), in the aggregate, exceeding 43,750,000 Ordinary Shares (as adjusted for share splits, share dividends, combinations, reclassifications, recapitalizations and the like);

(n) any creation of any Encumbrances in respect of any Indebtedness of an amount that on an annualized basis, would exceed $100 million in the aggregate over a 12-month period;

(o) any incurrence of Indebtedness of an amount that on an annualized basis, would exceed $100 million in the aggregate over a 12-month period provided that such incurrence shall not result in a breach of Section 3.02(e);

(p) any entry into, or termination or amendment of any non-ordinary course exclusive license or other contract that primarily relates to, or whose principal value is derived from, an exclusive license, or any sale or other transfer to a third party of any material Intellectual Property owned by the Company or any of its Subsidiaries; or

(q) any agreement to take any of the actions specified in Sections 3.08(a) – (p).

SECTION 3.09. Litigation. There is no Action by or against the Company or any of its Subsidiaries or any of their respective assets or properties, or by or against Parent or any of its other Subsidiaries or its assets or properties relating to the Business, pending, or, to Parent’s Knowledge, threatened, before any Governmental Authority that, individually or in the aggregate, is or would reasonably be expected to be, material to the Business or, as of the date of this Agreement, that relates to the transactions contemplated by this Agreement or the other Transaction Documents.

SECTION 3.10. Compliance with Laws. Except as would not be material to the Business, as of the date of this Agreement, Parent, the Company and their Subsidiaries have conducted the Business in accordance with all Laws and Governmental Orders applicable to Parent (in relation to the Business), the Company or any of its Subsidiaries and each is in compliance with all posted or internal agreements or policies with respect to customer, user, private or personal data and the SAFE Rules and Regulations and none of Parent, the Company, or any of their Subsidiaries is in violation of any such Law or Governmental Order. Except as would not be material to the Business and as set forth in Section 3.10 of the Disclosure Schedule, (a) Parent, the Company and their Subsidiaries have all Permits necessary for the conduct and operation of the Business as it is currently conducted and (b) each such Permit is in full force and effect and each of Parent, the Company and their Subsidiaries is in compliance with all its obligations with respect thereto.

SECTION 3.11. Intellectual Property. (a) Section 3.11(a) of the Disclosure Schedule sets forth a true and complete list of all Registered Owned Intellectual Property. The Company or one of its Subsidiaries is the owner of each item of Registered Owned Intellectual Property and of all other material Owned Intellectual Property of the Business, free and clear of all Encumbrances. The use of the Company Intellectual Property by the Company and its Subsidiaries and the operation of the Business as currently conducted does not, in any material respect, infringe, misappropriate or otherwise violate the Intellectual Property rights (other than patents, for which this representation is being made to the Knowledge of Parent) of any other Person, and as of the date of this Agreement, there is no Action (including cease and desist letters or invitations to take a patent license) initiated by any other Person pending or threatened in writing, against Parent (in relation to the Business), the Company or any of its Subsidiaries concerning any such infringement, misappropriation or violation. To the Knowledge of Parent, no Person is engaging in any activity that infringes, misappropriates or otherwise violates any Owned Intellectual Property in any material respect. The Company and its Subsidiaries have taken commercially reasonable steps to protect and maintain (x) their material confidential information and material trade secrets and (y) their exclusive ownership of material Owned Intellectual Property.

(b) Except as would not be material to the Business, the Software, solutions, products or services of Parent (in relation to the Business), the Company and its Subsidiaries are fully operational, functional and free of bugs, defects, errors, viruses and other contaminants. To the Knowledge of Parent, except as would not be material to the Business, the Software owned by Parent (in relation to the Business), the Company or its Subsidiaries and that has been submitted for patent protection does not incorporate or is not derived from any Software subject to an “open source” or similar third party license in a manner that requires any proprietary source code of Parent (in relation to the Business), the Company or its Subsidiaries to be licensed, disclosed or conveyed to others.

SECTION 3.12. Real Property. (a) None of the Company or its Subsidiaries owns any real property.

(b) Section 3.12(b) of the Disclosure Schedule lists the street address of each parcel of Leased Real Property and the identity of the lessor, lessee and current occupant (if different from lessee) of each such parcel of Leased Real Property. Parent has made available to Investor true and complete copies of the leases in effect at the date hereof relating to the Leased Real Property. There has not been any sublease or assignment entered into by Parent, the Company or any of their Subsidiaries in respect of the leases relating to the Leased Real Property (the “Lease Agreements”).

(c) To the Knowledge of Parent, there are no conditions or defects, latent or otherwise, to the Leased Real Property materially impacting the Company’s or its Subsidiary’s use of such property in the manner in which it is currently being used. Except as would not have a Material Adverse Effect, either the Company or a Subsidiary of the Company, as the case may be, is in peaceful and undisturbed possession of each parcel of Leased Real Property and there are no contractual or legal restrictions that preclude or restrict the ability to use the Leased Real Property for the purposes for which it is currently being used.

SECTION 3.13. Assets. Except as set forth in Section 3.13 of the Disclosure Schedule, the Company or a Subsidiary of the Company, as the case may be, shall, in conjunction with the rights of the Company and its Subsidiaries and the obligations of Parent and its other Affiliates set forth in Sections 5.04, 5.05 and 5.06 (the “Parent Support Obligations”) and under the Intellectual Property License Agreement, as of and following the Closing, own, lease or have the legal right to use all the properties, rights and assets, including the Company Intellectual Property, the Licensed Intellectual Property, the Company IP Agreements, the Subject IP and the Leased Real Property, primarily related or necessary to the Business and otherwise shall own, lease or use, and, with respect to contract rights, shall be a party to and enjoy the right to the benefits of all contracts, agreements and other arrangements primarily related or necessary to the conduct of the Business, all of which properties, assets and rights constitute the “Assets”. The Assets and the right to the benefit of the Parent Support Obligations and the Intellectual Property License Agreement constitute all the properties, assets and rights forming a part of, used, held or intended to be used in, and all the properties, assets and rights as are necessary in the conduct of, the Business.

SECTION 3.14. Employee Benefit Matters. (a) Section 3.14(a) of the Disclosure Schedule lists (i) all material compensation, benefit or fringe benefit plans, programs, arrangements and agreements providing for cash or equity compensation, housing funds, fringe benefits, perquisites, profit-sharing, incentive or deferred compensation, vacation benefits, insurance (including any self-insured arrangements), health or medical benefits, disability or sick leave benefits and post-employment, retirement benefits, superannuation funds or pension schemes, (A) to which the Company or any of its Subsidiaries is a party; or (B) that are maintained, administered or contributed to or sponsored by Parent, the Company or any of its Affiliates for the benefit of any current or former employee, officer, director or individual consultant of Parent (in relation to the Business) or the Company or a Subsidiary of the Company; and (ii) all material contracts, arrangements, agreements and understandings between Parent (in relation to the Business), the Company or any of its Affiliates, on the one hand, and any current or former employee, officer, director or individual consultant of Parent (in relation to the Business) or the Company or a Subsidiary of the Company, on the other hand (collectively, the “Plans”). Each Plan is in writing, and Parent has made available to Investor a complete and accurate copy of each Plan and complete copies of the plan document and all amendments thereto, any related trust-documents or other funding mechanism and the most recent summary plan description, if applicable. None of the Plans is subject to the U.S. Employee Retirement Income Security Act of 1974, as amended, or covers any current or former employee, director or individual consultant of Parent (in relation to the Business) or the Company or a Subsidiary of the Company who is resident in the United States.

(b) Except as would not have a Material Adverse Effect, each Plan has been operated in accordance with its terms and the requirements of all applicable Laws. Except as would not have a Material Adverse Effect, each of Parent (in relation to the Employees), the Company and its Subsidiaries, as applicable, has performed all obligations required to be performed by it under, is not in default under or in violation of, and Parent has no Knowledge of, any default or violation by any party to, any Plan. Except as would not have a Material Adverse Effect, no Action is pending or, to the Knowledge of Parent, threatened with respect to any Plan (other than claims for benefits in the ordinary course) and, to the Knowledge of Parent, no fact or event exists that could give rise to any such Action.

(c) Except as would not have a Material Adverse Effect, all employer and employee contributions to each Plan required by applicable Law or by the terms of such Plan have been made, or, if applicable, accrued in accordance with GAAP. Except as would not have a Material Adverse Effect, each Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities and Parent, the Company or its Subsidiaries, as applicable, has obtained all necessary approvals in connection therewith.

(d) The transactions contemplated by this Agreement or the other Transaction Documents (alone or in combination with any other event) will not (i) cause the acceleration of vesting in, or payment of, any benefits or other compensation under any Plan with respect to any Employee, or (ii) result in the receipt of any excess parachute payments under Section 280G of the Code by any Employee.

SECTION 3.15. Labor Matters. (a) None of Parent, the Company or any of its Subsidiaries is a party to any collective bargaining contract applicable to any Employee, and, to Parent’s Knowledge, there are no organizational campaigns, petitions or other unionization activities seeking recognition of a collective bargaining unit relating to any Employee and (b) except as would not have a Material Adverse Effect, Parent (in relation to the Employees), the Company and each of its Subsidiaries are currently in compliance in all respects with all Laws related to the employment of labor, including those related to wages, hours, collective bargaining, overtime, social security benefits, social insurance and housing fund contributions, holidays, leave and conditions of employment. Except as would not have a Material Adverse Effect, there is no pending or, to the Knowledge of Parent, threatened unfair labor practice complaint, and, to the Knowledge of Parent, no labor or employment-related Action has been brought against Parent (in relation to the Business), the Company or any of its Subsidiaries before any Governmental Authority. Except as would not have a Material Adverse Effect, within the past three years, there has been no work stoppage, strike or other material labor dispute by or with Employees (or their representatives), nor, to the Knowledge of Parent, is any such dispute threatened.

SECTION 3.16. Taxes. Except as would not be material to the Business, (a) all Tax Returns required to have been filed by or with respect to the Company or any of its Subsidiaries have been timely filed (taking into account any extension of time to file granted or obtained) and all such Tax Returns are complete and correct (it being understood that no representation is being made as to the amount of any net operating loss); (b) all Taxes due and payable by the Company or any of its Subsidiaries (whether or not shown to be payable on such Tax Returns) have been timely paid; (c) with respect to any Taxes not yet due and payable, adequate reserves have been established on the Pro Forma Financial Statements; (d) no deficiency for any amount of Tax has been asserted or assessed by a Governmental Authority in writing against the Company or any of its Subsidiaries that has not been satisfied by payment, settled or withdrawn; (e) there are no Tax liens on any assets of the Company or any of its Subsidiaries, other than statutory liens for current Taxes not yet due or delinquent (or which may be paid without interest or penalties) or the validity or amount of which is being contested in good faith by appropriate proceedings and which have been fully reflected on the Pro Forma Financial Statements; (f) no examination or audit by any Governmental Authority with respect to any Tax Return or Taxes of the Company or any of its Subsidiaries is currently in progress or, to the Knowledge of Parent, threatened or contemplated; (g) there are no outstanding agreements, waivers or arrangements extending the statutory period of limitation applicable to any claim for, or the period for the collection or assessment of, Taxes due from or with respect to the Company or any of its Subsidiaries for any Taxable Period; (h) the Company and its Subsidiaries have withheld and paid all Taxes required to have been withheld and paid in connection with any amounts due or owing to any Person; (i) none of the Company nor any of its Subsidiaries will be required to include amounts in income, or exclude items of deduction, in a taxable period beginning after the date hereof as a result of a change in method of accounting occurring prior to the date hereof; (j) no written claim has ever been made by a Government Authority in a jurisdiction where the Company or its applicable Subsidiary does not file Tax Returns that the Company or such Subsidiary is or may be subject to taxation by that jurisdiction; (k) none of the Company and any of its Subsidiaries is responsible for any amount of Taxes of any other Person by reason of contract, successor liability, operation of Law or otherwise; and (l) none of the Company and any of its Subsidiaries is a party to, or bound by, or has any obligation under, any Tax allocation or sharing agreement or similar contract or arrangement.

SECTION 3.17. Material Contracts. (a) Section 3.17(a) of the Disclosure Schedule lists each of the following contracts, agreements or arrangements of Parent relating to the Business, or of the Company and their Subsidiaries (such contracts, agreements and arrangements being “Material Contracts”):

(i) all contracts, agreements and arrangements for capital expenditures or the purchase, lease, license or sale of equipment, materials, products, supplies, or services (other than purchase orders) involving payments in excess of RMB15,000,000 in the aggregate during the year ended December 31, 2012 or reasonably expected to involve payments in excess of RMB15,000,000 in the aggregate during the year ending December 31, 2013;

(ii) all contracts, agreements and arrangements relating to Indebtedness of the Company and its Subsidiaries or any other Person guaranteed by the Company or any of its Subsidiaries, in each case having an outstanding principal amount in excess of RMB15,000,000;

(iii) all contracts, agreements and arrangements that materially limit or purport to limit materially the ability of Parent (relating to the Business), the Company or any of its Subsidiaries to compete in any material line of business or with any Person or in any geographic area or during any material period of time;

(iv) all contracts, agreements and arrangements with any Governmental Authority relating to the Business involving total annual payments in excess of RMB15,000,000;

(v) all partnership, joint venture, revenue or profit sharing, expense sharing or other similar contracts, agreements and arrangements involving total annual payments in excess of RMB15,000,000;

(vi) all contracts, agreements and other arrangements providing for the pending acquisition (whether by merger, sale of stock, sale of assets or otherwise) by the Company or its Subsidiaries of any assets, properties or rights in excess of RMB15,000,000;

(vii) all contracts, agreements and other arrangements providing for the pending dispositions (whether by merger, sale of stock, sale of assets or otherwise) by the Company or its Subsidiaries of any assets, properties or rights in excess of RMB15,000,000;

(viii) all contracts, agreements or arrangements that relate to any settlement of disputes or Actions in excess of RMB15,000,000;

(ix) the top 10 contracts, agreements or arrangements for the year ended December 31, 2012 in terms of revenue of the Company attributed to such contracts, agreements or arrangements for such periods;

(x) the top 10 contracts, agreements or arrangements for the year ended December 31, 2012 in terms of the amount of liability incurred by the Company attributed to such contracts, agreements or arrangements for such periods;

(xi) all material Company IP Agreements;

(xii) all Lease Agreements; and

(xiii) all material contracts, agreements or arrangements between or among the Company or any of its Subsidiaries, on the one hand, and Parent or any Affiliate of Parent, on the other hand, in excess of RMB15,000,000, other than contracts or agreements with Employees described in Section 3.14(a) of the Disclosure Schedule.

(b) Parent has made available to Investor, true and complete copies of each Material Contract. Each Material Contract (i) is valid and binding on Parent, the Company or one of its Subsidiaries, as the case may be, and, to the Knowledge of Parent, the counterparty thereto, and is in full force and effect; and (ii) upon consummation of the transactions contemplated by this Agreement, shall continue in full force and effect without material penalty or other adverse consequence. Except as would not have a Material Adverse Effect, (w) none of Parent, the Company or any of their Subsidiaries is in breach of, or default under, any Material Contract to which it is a party; (x) to the Knowledge of Parent, no other party is in material breach or violation of, or default under, any Material Contract; (y) none of Parent, the Company and its Subsidiaries has received any written claim of any breach or violation of or default under any such Material Contract; and (z) to the Knowledge of Parent, no fact or event exists that could give rise to any claim of breach, violation of or default under any Material Contract.

(c) Section 3.17(c) of the Disclosure Schedule set forth all of the contracts, agreements or arrangements enabling the Company to effect control over and consolidate with its financial statements each of the Company’s Subsidiaries (collectively, the “Control Documents”).

(i) The contractual arrangements under the Control Documents do not violate, breach, contravene or otherwise conflict with any applicable PRC Law. To the Knowledge of Parent, none of WFOE or WM has, to date, encountered any interference or encumbrance from any Governmental Authority in operating their business through the contractual arrangements under the Control Documents.

(ii) Each of the Control Documents has been authorized, executed and delivered by the parties thereto, and each of the Control Documents is legal, valid and enforceable. Each party to the Control Documents has the power and capacity (corporate or otherwise) to enter into and to perform his/its obligations under such Control Documents. Each of the Control Documents constitutes a legal, valid and binding obligation of the parties thereto, enforceable against such parties in accordance with its terms and does not violate any requirements of PRC Law. No PRC Governmental Authorizations are required under PRC Law in connection with the execution, delivery and due performance of each of the Control Documents by the parties thereto. “PRC Governmental Authorization” means any approval, consent, permit, authorization, filing, registration, exemption, waiver, endorsement, annual inspection, qualification and license required by applicable PRC Law to be obtained from any Governmental Authority.

(iii) The execution, delivery and due performance of each of the Control Documents by the parties thereto and the due consummation of the transaction contemplated under each of the Control Documents, do not (i) result in any violation of the business license, articles of association, other constituent documents (if any) or PRC Governmental Authorizations of WFOE or WM; (ii) result in any violation of, or penalty under, any PRC Law; or (iii) to the Knowledge of Parent, conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, any agreement or contract or other instrument or document, which is governed by PRC Law, to which WFOE or WM is a party or by which WFOE or WM is bound or by which any of the assets or business of WFOE or WM are bound.

SECTION 3.18. SEC Reports. As of their respective dates of filing by Parent with the SEC, except as and to the extent modified or superseded in any subsequent filing filed with or furnished to the SEC by Parent prior to the date hereof, none of the forms, statements, reports or documents filed with or furnished to the SEC by Parent, including any amendments thereto, contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, in respect of the Business, Parent (in relation to the Business), the Company or any of its Subsidiaries.

SECTION 3.19. Insurance. Except as would not have a Material Adverse Effect, none of Parent (in relation to the Business), the Company or any of its Subsidiaries is in default under any of its insurance policies and none of Parent (in relation to the Business), the Company or any of its Subsidiaries has been refused any insurance coverage sought or applied for, or notified in writing that it will be unable to renew its existing insurance coverage. None of such policies will be materially affected by, or terminate or lapse by reason of, any transaction contemplated in this Agreement or the other Transaction Documents.

SECTION 3.20. Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement or the other Transaction Documents based upon arrangements made by or on behalf of Parent, the Company or its Subsidiaries.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES

OF INVESTOR

Investor hereby represents and warrants to Parent and the Company as follows:

SECTION 4.01. Organization, Authority and Qualification of Investor. As of the Closing, Investor is an indirect wholly-owned subsidiary of Alibaba. Investor is a company duly incorporated, validly existing and in good standing under the laws of the Cayman Islands and has all necessary corporate power and authority to enter into this Agreement and the other Transaction Documents to which it is a party, to carry out its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. Investor is duly licensed or qualified to do business and is in good standing (to the extent such concepts are recognized under applicable Law) in each jurisdiction in which the properties owned or leased by it or the operation of its business makes such licensing or qualification necessary, except to the extent that the failure to be so licensed, qualified or in good standing, individually or in the aggregate, would not adversely affect the ability of Investor to carry out its obligations under, or to consummate (without material delay) the transactions contemplated by, this Agreement and the other Transaction Documents to which it is a party. The execution and delivery by Investor of this Agreement and the other Transaction Documents to which it is a party, the performance by Investor of its obligations hereunder and thereunder and the consummation by Investor of the transactions contemplated hereby and thereby have been duly authorized by all requisite action on the part of Investor. This Agreement has been, and upon their execution, the other Transaction Documents to which Investor is a party shall have been, duly executed and delivered by Investor, and (assuming due authorization, execution and delivery by Parent and the Company) this Agreement constitutes, and upon their execution, the other Transaction Documents to which Investor is a party, shall constitute, a legal, valid and binding obligation of Investor, enforceable against Investor in accordance with their respective terms, subject to the effect of any applicable bankruptcy, insolvency (including Laws relating to fraudulent transfers), reorganization, moratorium or similar Laws affecting creditors’ rights generally and subject to the effect of general principles of equity (regardless of whether considered in a proceeding at law or in equity).

SECTION 4.02. No Conflict. The execution, delivery and performance by Investor of this Agreement and the other Transaction Documents to which Investor is a party, and the consummation of the transactions contemplated hereby or thereby, do not and will not (a) violate, conflict with or result in the breach of any provision of the organizational documents of Investor; (b) conflict with or violate in any material respect any Law or Governmental Order applicable to Investor; or (c) conflict with, result in any breach of, constitute a default (or an event which, with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any rights of termination, acceleration or cancellation of, any contract, agreement or other arrangement to which Investor is a party, except, in the case of this clause (c), as would not materially and adversely affect the ability of Investor to carry out its obligations under, and to consummate the transactions contemplated by, this Agreement and the other Transaction Documents.

SECTION 4.03. Governmental Consents and Approvals. The execution, delivery and performance by Investor of this Agreement and each Transaction Document to which Investor is a party, and the consummation of the transactions contemplated hereby or thereby, do not and will not require any consent, approval, authorization or other order or declaration of, action by, filing with or notification to, any Governmental Authority, other than where failure to obtain such consent, approval, authorization or action, or to make such filing or notification, individually or in the aggregate, would not prevent or materially delay the consummation by Investor of the transactions contemplated by this Agreement or the other Transaction Documents.

SECTION 4.04. Investment Purpose. Investor is acquiring the Initial Shares solely for the purpose of investment and not with a view to, or for offer or sale in connection with, any distribution thereof other than in compliance with all applicable Laws, including United States federal securities laws. Investor agrees that the Initial Shares may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act and any applicable state securities laws, except pursuant to an exemption from such registration under the Securities Act and such laws. Investor is able to bear the economic risk of holding the Initial Shares for an indefinite period (including total loss of its investment), and (either alone or together with its advisors) has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risk of its investment.

SECTION 4.05. Financing. At the Closing, Investor will have available all funds necessary to (a) pay the Aggregate Purchase Price and all other amounts payable hereunder and (b) pay any fees and expenses payable by Investor in connection with the transactions contemplated hereby.

SECTION 4.06. Litigation. As of the date of this Agreement, there is no Action by or against Investor or any of its Affiliates pending or, to the knowledge of Investor after due inquiry, threatened before any Governmental Authority, that relates to the transactions contemplated by this Agreement or the other Transaction Documents.

SECTION 4.07. Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement or the other Transaction Documents based upon arrangements made by or on behalf of Investor.

SECTION 4.08. Independent Investigation. Investor has conducted its own independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of the Business, Parent (in relation to the Business), the Company and its Subsidiaries, which investigation, review and analysis was performed by Investor, its Affiliates and their respective directors, officers, employees, agents, advisors or other representatives (collectively, “Representatives”). In entering into this Agreement, Investor acknowledges that the sole representations and warranties made by any of Parent, the Company, their respective Affiliates or their respective Representatives are the representations and warranties of Parent set forth in Article III. Notwithstanding the foregoing, nothing in this Section 4.08 shall be deemed to modify or limit the representations and warranties of Parent contained in this Agreement or any right to indemnification, payment for Losses or other remedy based on such representations and warranties.

ARTICLE V

ADDITIONAL AGREEMENTS

SECTION 5.01. Redemption of Options. As soon as reasonably practicable after the date hereof but in any event within 90 days following the Closing, the Company shall, and Parent shall cause the Company to, effect a redemption or repurchase of Ordinary Shares and/or a redemption of options issued under the Option Plan to certain individuals employed by Parent, the Company or any of its Subsidiaries (the “Selling Employees”) equal to 3,498,099 Ordinary Shares (on an as-converted basis) in an amount equal to the Employees Purchase Price, net of any applicable withholding Taxes and any applicable exercise consideration and other costs and expenses payable by the relevant Selling Employee (the “Redemption”).

SECTION 5.02. Confidentiality. Each party hereto shall maintain the confidentiality of Confidential Information in accordance with procedures adopted by such party in good faith to protect confidential information of third parties delivered to such party, provided that such party may deliver or disclose Confidential Information to (a) such party’s officers, directors, employees, investors, agents, representatives, accountants and counsel who agree to hold confidential the Confidential Information; (b) any Governmental Authority having jurisdiction over such party to the extent required by Law; or (c) any other Person to which such delivery or disclosure may be necessary or appropriate (i) to effect compliance with any Law applicable to such party, (ii) in response to any subpoena or other legal process, or (iii) in connection with any litigation to which such party is a party; provided further that, in the cases of clauses (b) or (c), such party shall provide each other party hereto with prompt written notice thereof so that the appropriate party may seek (with the cooperation and reasonable efforts of each other party) a protective order, confidential treatment or other appropriate remedy, and shall provide each other party with copies of any communication received from such Governmental Authority or such other Person and consult in good faith with each other party prior to any response to such Governmental Authority or such other Person.

SECTION 5.03. Target Business IP and Assets. (a) Parent shall use reasonable endeavors and judgment to transfer to the Company and its Subsidiaries, to the extent reasonably practicable, at or prior to the Closing, all Intellectual Property that is primarily related or necessary to the Business, other than the Specified IP and the Subject IP (collectively, the “Target Business IP”) and all other assets that are primarily related or necessary to the Business (collectively, the “Target Business Assets”). Following the Closing, in the event that Investor or Parent identifies any Target Business IP or Target Business Assets that have not been transferred to the Company or its Subsidiaries at or prior to the Closing, Parent shall transfer or cause to be transferred such Target Business IP or Target Business Assets as soon as reasonably practicable and prior to such transfer, shall license or caused to be licensed such Target Business IP to, or enable the use of such Target Business Assets by, the Company and its Subsidiaries pursuant to the Intellectual Property License Agreement.

(b) To the extent that any Target Business IP or Target Business Asset is used by any member of the Parent Group prior to the Closing, the Company and its Subsidiaries shall, effective as of the Closing, license back such Target Business IP (and any Improvements thereon) or Target Business Asset to such member of the Parent Group pursuant to the Intellectual Property License Agreement.

(c) Notwithstanding anything to the contrary contained in this Agreement, Parent shall ensure that at or prior to the commencement of a Qualified IPO (as defined in the Shareholders’ Agreement), (i) all Target Business IP and Target Business Assets not transferred to the Company or its Subsidiaries at or prior to the Closing shall have been transferred to and be owned by the Company or its Subsidiaries and (ii) all Employees (including all Target Business Employees) shall be employed by the Company or a Subsidiary of the Company.

SECTION 5.04. Subject IP and Specified IP. (a) Investor hereby acknowledges that all Subject IP will be owned, as of the Closing, and following the Closing will continue to be owned, by members of the Parent Group until such Subject IP is transferred to a member of the Company Group as provided in this Section 5.04. Parent shall use reasonable endeavors to transfer each item of Subject IP to a member of the Company Group as soon as practicable following the Closing, provided that all applications, filings, notifications, consents, approvals, authorizations and other actions pending before any Governmental Authority in respect of such Subject IP shall have been received, obtained or resolved, as applicable. Prior to the transfer of such Subject IP by the relevant member of the Parent Group to a member of the Company Group, Parent shall license or cause to be licensed such Subject IP to such member of the Company Group pursuant to the Intellectual Property License Agreement.

(b) Investor hereby acknowledges that all Specified IP and all Improvements thereon are owned, and following the Closing shall continue to be owned, exclusively by members of the Parent Group. Effective as of the Closing, members of the Parent Group shall, pursuant to the Intellectual Property License Agreement, license to the Company and its Subsidiaries (i) the Specified IP, (ii) all Improvements thereon and (iii) all other Intellectual Property that is used in the Business but is not primarily or necessarily related to the Business.

SECTION 5.05. Target Business Employees. Parent shall ensure that any Person that commences employment after the date hereof and whose employment is primarily related to the Business (collectively, the “Target Business Employees”) shall be employed by the Company or its Subsidiaries and not by Parent or any of its other Affiliates; it being understood and acknowledged by Investor that (i) any Employee that is employed by a member of the Parent Group as at the date hereof (an “Existing Employee”) may continue to be employed by such member of the Parent Group, provided that Parent shall ensure that any such Existing Employees shall be employed by a member of the Company Group at or prior to the commencement of a Qualified IPO, and (ii) so long as an Existing Employee is employed by a member of the Parent Group, any services to be provided by an Existing Employee to the Company and its Subsidiaries shall be charged by Parent to the Company and its Subsidiaries at reasonably allocated costs in accordance with the Allocation Rules and on fair and reasonable terms.

SECTION 5.06. Post-Closing Parent Support. (a) Parent shall, following the Closing, continue to provide or cause to be provided to the Company and its Subsidiaries the following assets, services, employees and licenses (including licenses of Subject IP and Specified IP) that members of the Parent Group provided to the Company and its Subsidiaries prior to the Closing: (i) assets that are primarily used in the business of the Parent Group that will continue to be owned by the Parent Group and are intended to be used in the Business following the Closing, as set forth in Schedule 7 (collectively, the “Shared Assets”), (ii) services to be performed by members of the Parent Group that shall be provided to the Business following the Closing, as set forth in Schedule 8 (collectively, the “Shared Services”), and (iii) services provided by unaffiliated third parties to and retained by members of the Parent Group that are to be shared with the Company and its Subsidiaries following the Closing, as set forth in Schedule 9 (collectively, the “Third Party Services”).

(b) Subject to Section 5.04 in respect of the Subject IP and Specified IP and Section 5.05 in respect of Existing Employees, all Shared Assets, Shared Services and Third Party Services to be provided to the Company and its Subsidiaries by members of the Parent Group shall be charged at reasonably allocated costs in accordance with the Allocation Rules and on fair and reasonable terms.

SECTION 5.07. Allocation.

(a) Other than for the operating losses of Parent relating to any period on or prior to the Closing which, subject to Section 5.07(b), shall be allocated to the Company on a pro rata basis based on the amount of the total net operating losses incurred and accumulated by Parent over the relevant fiscal quarters, Parent shall not retroactively allocate or charge any costs, expenses, fees and other amounts related to the Business that were recorded as operating losses of Parent or otherwise reflected in the financial statements, books or records of Parent in respect of any period on or prior to the Closing.

(b) Any ordinary course item occurring from the Closing until June 30, 2013 shall be allocated on a pro rata basis based on the amount of the total net operating losses incurred and accumulated by Parent over the relevant fiscal quarter. Any non-ordinary course item occurring from the Closing until June 30, 2013 shall be allocated to (i) the period prior to the Closing if such non-ordinary course item occurred prior to the Closing and (ii) the period following the Closing if such non-ordinary course item occurred at or following the Closing,

(c) Notwithstanding anything in Sections 5.07(a) and 5.07(b), no allocation pursuant to this Section 5.07 shall result in a breach of Section 3.02(e).

SECTION 5.08. Further Action. The parties hereto shall, and shall cause their respective Affiliates to, use commercially reasonable efforts to take, or cause to be taken, all appropriate action, to do or cause to be done all things necessary, proper or advisable under applicable Law as may be required to carry out the provisions of this Agreement and the other Transaction Documents and consummate and make effective the transactions contemplated hereby and thereby.

ARTICLE VI

TAX MATTERS

SECTION 6.01. Indemnities. (a) From and after the date hereof, Parent shall indemnify Investor for, and hold it harmless from and against, an amount equal to the product of any and all Excluded Taxes (except to the extent that such Excluded Taxes are reflected on the Pro Forma Financial Statements) and Investor’s percentage shareholding (represented in decimal form) in the Company on a Fully-Diluted Equity basis.

(b) In the case of Taxes that are payable with respect to a Straddle Period, the portion of any such Tax that is allocable to the portion of such period ending on the date hereof shall be:

(i) in the case of Taxes that are either (A) based upon or related to income or receipts; (B) imposed in connection with any sale or other transfer or assignment of property (real or personal, tangible or intangible) (other than Conveyance Taxes allocated as provided under Section 6.02); or (C) not described in Section 6.01(b)(ii), deemed equal to the amount of such Taxes which would be payable if the period ended at the close of business on the date hereof; and

(ii) in the case of Taxes imposed on a periodic basis, deemed to be the amount of such Taxes for the entire Straddle Period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding period), multiplied by a fraction the numerator of which is the number of days in the period ending on (and including) the date hereof and the denominator of which is the number of days in the entire Straddle Period.

Any credit or refund resulting from an overpayment of Taxes for a Straddle Period shall be prorated based upon the method employed in this Section 6.01(b) taking into account the type of Tax to which the refund relates. In the case of any Tax based upon or measured by capital (including net worth or long term debt) or intangibles, any amount thereof required to be allocated under this Section 6.01(b) shall be computed by reference to the levels of such items immediately prior to the Closing. All determinations necessary to effect the foregoing allocations shall be made in a manner consistent with the prior practice of the Company and its Subsidiaries.

(c) If an indemnification obligation of Parent under Section 6.01(a) in respect of Taxes described in clause (a) or (b) of Excluded Taxes arises in respect of, or as a result of, an adjustment or other item that results in a reduction of the amount of Tax that would otherwise be payable by the Company and its Subsidiaries on an aggregate basis for any Taxable Period beginning after the date hereof or the portion of any Straddle Period beginning after the date hereof (determined pursuant to Section 6.01(b)) (determined on a with-and-without basis) (a “Post-Closing Reduction”), then the amount of such indemnification obligation shall be reduced by the amount equal to the product of (x) Investor’s percentage shareholding (represented in decimal form) in the Company on a Fully-Diluted Equity basis and (y) such Post-Closing Reduction. If an indemnity payment is made by Parent in accordance with Section 6.01(a), and if, subsequently, a Post-Closing Reduction that was not previously taken into account pursuant to this Section 6.01(c) to reduce the amount of such payment is realized by the Company and its Subsidiaries, then, to the extent that the Post-Closing Reduction would have resulted in a reduction in the indemnification amount payable by Parent had the Post-Closing Reduction been realized in the year the indemnity payment was made, Investor shall pay to Parent at the time of such Post-Closing Reduction an amount equal to the amount by which the indemnity payment would have been so reduced had the Post-Closing Reduction been realized in the year of the indemnity payment. A reduction in Tax will be considered to be realized for purposes of this Section 6.01(c) at the time that it is taken into account on a Tax Return of the Company or its applicable Subsidiary. In the event any Post-Closing Reduction is subsequently reduced or disallowed, Parent shall pay to Investor an amount equal to the product of (i) Investor’s percentage shareholding (represented in decimal form) in the Company on a Fully-Diluted Equity basis and (ii) the amount of such Post-Closing Reduction if it is disallowed or the amount by which it is reduced together with any interest or penalties assessed against the Company or its Subsidiaries by reason of the reduction or disallowance.

(d) Notwithstanding any provision in this Agreement to the contrary, (i) Parent and the Company shall notify the Investor upon receiving notice of any claim or other proceeding that could result in an indemnification claim under Section 6.01(a) in respect of Excluded Taxes, (ii) the Company and its Subsidiaries shall control any audit or other proceeding in respect of such Taxes and (iii) Parent and the Company shall keep Investor reasonably informed regarding the status of any such audit or proceeding.

(e) Any payment of estimated Taxes, or any other prepayment of Taxes, made by, or on behalf of or for the account of, the Company or any of its Subsidiaries before the date hereof (including any deposit made in respect of Taxes) that relates to any Taxable Period beginning after the date hereof or the portion of any Straddle Period beginning after the date hereof (determined pursuant to Section 6.01(b)) shall, except to the extent it was included as an asset in the Pro Forma Financial Statements, reduce the amount of any indemnity payment that would otherwise be payable by Parent pursuant to this Agreement by an amount equal to the product of (x) Investor’s percentage shareholding (represented in decimal form) in the Company on a Fully-Diluted Equity basis and (y) the amount of any such payment or prepayment of Taxes.

SECTION 6.02. Conveyance Taxes. All Conveyance Taxes shall be paid when due by the party legally responsible to pay such amount, but shall be borne fifty percent (50%) by Parent and fifty percent (50%) by Investor. Each party responsible to pay such amount will, at its own expense, file all necessary Tax Returns and other documentation with respect to all such Conveyance Taxes and, if required by applicable Law, the other party will, and will cause its Affiliates to, join in the execution of any such Tax Returns and other documentation. The parties agree to cooperate in the execution and delivery of all instruments and certificates necessary to minimize the Conveyance Taxes and to enable any party to comply with any filing requirements in respect of Conveyance Taxes.

SECTION 6.03. Miscellaneous. (a) For Tax purposes, the parties agree to treat all payments made under this Article VI, under any other indemnity provisions contained in this Agreement, or for any breaches of representations, warranties, covenants or agreements, as adjustments to the Aggregate Purchase Price or as capital contributions, as applicable, except to the extent required by Law.

(b) Notwithstanding any provision in this Agreement to the contrary, the covenants and agreements of the parties hereto contained in this Article VI shall survive the Closing and shall remain in full force until the expiration of the applicable statutes of limitations for the Taxes in question (taking into account any extensions or waivers thereof).

ARTICLE VII

INDEMNIFICATION

SECTION 7.01. Survival of Representations and Warranties. The representations and warranties of the parties hereto contained in this Agreement shall survive the Closing for a period of 18 months after the Closing, provided, however, that (a) the Fundamental Representations shall survive until 60 days after the expiration of the relevant statute of limitations; (b) the representations and warranties set forth in Section 3.16 (Taxes) shall survive for a period of five years after the Closing; and (c) any Claim made with reasonable specificity and in good faith by the party seeking to be indemnified within the time periods set forth in this Section 7.01 shall survive until such Claim is finally resolved. The covenants or agreements contained in this Agreement (a) which by their terms contemplate performance on or prior to the Closing shall survive for a period of 18 months after the Closing and (b) which by their terms contemplate performance after the Closing shall survive indefinitely, provided that such post-Closing covenants or agreements that set forth a specified term of undertaking shall survive the Closing only until the expiration of such term.

SECTION 7.02. Indemnification by Parent. Investor and its Affiliates, officers, directors, employees and agents (each an “Indemnified Party”) shall from and after the Closing be indemnified and held harmless by Parent (the “Indemnifying Party”) for and against all losses, damages, claims, costs and expenses, interest, awards, judgments and penalties (including reasonable attorneys’ and consultants’ fees and expenses) actually suffered or incurred by them (hereinafter a “Loss”), arising out of or resulting from (a) the breach of any representation or warranty made by Parent contained in this Agreement; (b) the breach of any covenant or agreement by Parent or the Company contained in this Agreement; (c) any liability or obligation of the Company or any of its Subsidiaries to the extent not related to the Business or any Action of any third party to the extent arising out of any action, inaction, event, condition, liability or obligation of Parent or any of its Affiliates that is not related to the Business; or (d) any Taxes that (i) any Selling Employee or Selling Officer is obligated to pay with respect to the Purchase Price or (ii) that were or should have been withheld in respect of the payment of any amount of the Aggregate Purchase Price or under the Redemption.

SECTION 7.03. Limits on Liability. (a) No Claim may be asserted nor may any Action be commenced against a party hereto, in each case, pursuant to this Article VII, unless written notice of such Claim or Action is received by such party describing in reasonable detail the facts and circumstances with respect to the subject matter of such Claim or Action on or prior to the date on which the representation, warranty, covenant or agreement on which such Claim or Action is based ceases to survive as set forth in Section 7.01, as applicable.

(b) Notwithstanding anything to the contrary contained in this Agreement: (i) Parent shall not be liable for any Claims pursuant to Section 7.02(a) unless and until the aggregate amount of indemnifiable Claims which may be recovered from Parent exceeds $7,500,000, whereupon Investor shall be entitled to indemnification for the full amount of such Claims; and (ii) the maximum amount of indemnifiable Claims pursuant to Section 7.02(a) which may be recovered from Parent shall be an amount equal to $100,000,000; provided, that this Section 7.03(b) shall not apply with respect to any Claim arising out of or resulting from any breach of any Fundamental Representations or the representations and warranties set forth in Section 3.16 (Taxes).

(c) Notwithstanding anything to the contrary contained in this Agreement, after the Closing, none of the parties hereto shall have any liability under any provision of this Agreement for any punitive, exemplary, treble, incidental, consequential, special or indirect damages (except, in each case, to the extent payable by an Indemnified Party to a third party), including loss of business reputation or opportunity relating to the breach or alleged breach of this Agreement, regardless of whether such damages were foreseeable; provided that nothing herein shall preclude the recovery for diminution of value or similar damages that may be suffered by Investor in respect of the Subscription Shares, the Employee Shares and the Officer Shares acquired hereunder.

(d) For all purposes of this Article VII, “Losses” shall be determined net of (i) any amounts actually received by the Indemnified Party or any of its Affiliates in connection with the facts giving rise to the right of indemnification and after deduction of any reasonable costs and expenses (including any increase in premiums) incurred in connection with such recovery, and, if the Indemnified Party or any of its Affiliates receives such recovery after receipt of payment from the Indemnifying Party, then the amount of such recovery, net of reasonable costs and expenses (including any increase in premiums) incurred in obtaining such recovery, shall be paid to the Indemnifying Party; and (ii) any net Tax benefit actually realized by the Indemnified Party or any of its Affiliates in the taxable year of the Loss (determined on a with-and-without basis) arising as a result of the accrual, incurrence or payment of any such Losses.

(e) Each party hereto shall, and shall cause its respective Affiliates to, take all reasonable steps to mitigate its Claims upon and after becoming aware of any event that could reasonably be expected to give rise to any Claims, and no party shall be entitled to any payment, adjustment or indemnification more than once with respect to the same matter.

SECTION 7.04. Notice of Claim; Third Party Claims. (a) An Indemnified Party shall give the Indemnifying Party notice in reasonable detail (to the extent known to the Indemnified Party) of any matter which an Indemnified Party has determined has given or could give rise to a right of indemnification pursuant to this Article VII, within 30 days of such determination, stating the amount of the Claim, if known, and method of computation thereof, and containing a reference to the provisions of this Agreement in respect of which such right of indemnification is claimed or arises.

(b) If an Indemnified Party shall receive written notice of any Action, audit, claim, demand or assessment against it, which may give rise to a Claim under this Article VII (each, a “Third Party Claim”), within 30 days of the receipt of such notice (or within such shorter period as may be required to permit the Indemnifying Party to respond to any such claim), the Indemnified Party shall give the Indemnifying Party notice of such Third Party Claim together with copies of all notices and documents served on or received by the Indemnified Party in respect thereof. The Indemnifying Party shall be entitled to assume and control the defense of such Third Party Claim at its expense and through counsel consented to by the Indemnified Party (such consent not to be unreasonably withheld, delayed or conditioned) if it gives written notice of its intention to do so to the Indemnified Party within 10 Business Days of the receipt of such notice from the Indemnified Party, it being understood that such election shall be without prejudice to the rights of the Indemnifying Party to dispute whether such claim involves recoverable or indemnifiable Claims under this Article VII. If the Indemnifying Party elects to undertake any such defense against a Third Party Claim, the Indemnifying Party shall (i) conduct such defense in good faith and on a timely basis, (ii) promptly keep the Indemnified Party reasonably informed of material developments in such claim or demand at all stages thereof and (iii) permit the Indemnified Party to participate in such defense at its own expense, provided, however, that if there is a potential conflict of interest between the interest of the Indemnified Party and the Indemnifying Party, the reasonable fees and expenses of such separate counsel shall be paid by the Indemnifying Party. The Indemnified Party shall cooperate with the Indemnifying Party in such defense and make available to the Indemnifying Party, at the Indemnifying Party’s expense, all witnesses, pertinent records, materials and information in the Indemnified Party’s possession or under the Indemnified Party’s control relating thereto (or in the possession or control of any of its Affiliates or its or their Representatives) as is reasonably requested by the Indemnifying Party or its counsel. If the Indemnifying Party elects to direct the defense of any such Third Party Claim, the Indemnified Party shall not pay, or permit to be paid, any part of such Third Party Claim unless the Indemnifying Party consents in writing to such payment (such consent not to be unreasonably withheld, delayed or conditioned), the Indemnifying Party withdraws from the defense of such Third Party Claim, the Indemnifying Party fails to conduct such defense in good faith on a timely basis, or a final judgment from which no appeal may be taken by or on behalf of the Indemnifying Party is entered against the Indemnified Party for such Third Party Claim. If the Indemnified Party assumes the defense of any such Third Party Claim pursuant to this Section 7.04 and proposes to settle such Third Party Claim prior to a final judgment thereon or to forgo any appeal with respect thereto, then the Indemnified Party shall give the Indemnifying Party prompt written notice thereof and the Indemnifying Party shall have the right to participate in the settlement of such Third Party Claim. The Indemnified Party shall not admit any liability with respect to, or settle, compromise or discharge any Third Party Claim without the Indemnifying Party’s prior written consent, such consent not to be unreasonably withheld or delayed. The Indemnifying Party shall have the right to settle any Third Party Claim for which it obtains a full release of the Indemnified Party in respect of such Third Party Claim that does not require the Indemnified Party to admit to any liability or imposes injunctive or other relief (other than monetary damages to be paid solely by the Indemnifying Party) or to which settlement the Indemnified Party consents in writing, such consent not to be unreasonably withheld or delayed (it being agreed that the Indemnified Party shall be entitled to withhold consent if such settlement requires the Indemnified Party to admit to any liability or imposes injunctive or other relief (other than monetary damages to be paid solely by the Indemnifying Party)).

SECTION 7.05. Remedies. Each of the parties hereto acknowledges and agrees that following the Closing (a) except with respect to matters covered by Article VI and other than as provided in Section 8.10, (i) the indemnification provisions of this Article VII shall be the sole and exclusive monetary remedies of Investor against Parent for any Claim, other than in respect of fraud; and (ii) any and all Claims must be brought under and in accordance with the terms of this Agreement; and (b) notwithstanding anything herein to the contrary, absent fraud, no breach of any representation, warranty, covenant or agreement contained herein shall give rise to any right on the part of any party hereto to rescind this Agreement or any of the transactions contemplated hereby. Notwithstanding anything to the contrary contained in this Agreement, the limitations in this Article VII shall not apply to the matters covered by Article VI or be deemed to modify or limit the rights and remedies of the Investor under Section 8.10.

ARTICLE VIII

GENERAL PROVISIONS

SECTION 8.01. Expenses. Except as otherwise specified in this Agreement, all costs and expenses, including fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be borne by the party incurring such costs and expenses, whether or not the Closing shall have occurred.

SECTION 8.02. Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by an internationally recognized overnight courier service, or by facsimile to the respective parties hereto at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 8.02):

(a)	if to Parent or the Company:

SINA Corporation

20F Beijing Ideal International Plaza

No.58 Northwest 4th Ring Road

Haidian, Beijing 100080

People’s Republic of China

Facsimile: +86 10 8260 7167

Attention: Herman Yu

with a copy to:

Shearman & Sterling LLP

12th Floor East Tower, Twin Towers

B-12 Jianguomenwai Dajie

Beijing 100022

People’s Republic of China

Facsimile: +86 10 6563 6001

Attention: Lee Edwards

(b)	if to Investor:

26/F, Tower One, Times Square

1 Matheson Street, Causeway Bay

Hong Kong

Facsimile: +852 2215 5200

Attention: Mr. Joseph Tsai / Mr. Tim Steinert

with a copy to:

Simpson Thacher & Bartlett

35/F ICBC Tower

3 Garden Road

Central, Hong Kong

Facsimile: +1 212 455 2502

Attention: Kathryn K. Sudol

SECTION 8.03. Public Announcements. Except as required by Law or by the requirements of any securities exchange on which the securities of such party are listed, no party to this Agreement shall make, or cause to be made, any press release or public announcement in respect of this Agreement or otherwise communicate with any news media without the prior written consent of the other parties, and the parties shall cooperate as to the timing and contents of any such press release or public announcement; provided that nothing in this Agreement shall be construed as preventing or restricting any party from making any disclosures, announcements or communications in respect of any material information in relation to the Company or its Subsidiaries, or the Business, in a manner consistent with its generally applicable compliance and public disclosure policies, including any communications with securities research analysts or investors of information typically disclosed in an investors’ meeting or analyst call.

SECTION 8.04. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect for so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement are consummated as originally contemplated to the greatest extent possible.

SECTION 8.05. Entire Agreement. This Agreement, the other Transaction Documents and the Disclosure Schedule constitute the entire agreement of the parties hereto as of the date hereof with respect to the subject matter hereof and thereof and supersede all prior agreements and undertakings, both written and oral, among the parties hereto with respect to the subject matter hereof and thereof.

SECTION 8.06. Assignment. This Agreement may not be assigned by operation of Law or otherwise without the express written consent of Parent and Investor (which consent may be granted or withheld in the sole discretion of Parent or Investor), as the case may be, and any attempted assignment without such consent shall be null and void.

SECTION 8.07. Amendment. This Agreement may not be amended or modified except (a) by an instrument in writing signed by, or on behalf of, Parent and Investor that expressly references the section of this Agreement to be amended; or (b) by a waiver in accordance with Section 8.08.

SECTION 8.08. Waiver. Any party to this Agreement may (a) extend the time for the performance of any of the obligations or other acts of the other party; (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered by the other party pursuant to this Agreement; or (c) waive compliance with any of the agreements of the other party or conditions to such obligations contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the parties to be bound thereby. Notwithstanding the foregoing, no failure or delay by any party hereto in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or future exercise of any other right hereunder. The failure of any party hereto to assert any of its rights hereunder shall not constitute a waiver of any of such rights.

SECTION 8.09. No Third Party Beneficiaries. This Agreement shall be binding upon and inure solely to the benefit of, and be enforceable by, only the parties hereto and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person (other than an Indemnified Party solely with respect to Article VII) any right, benefit or remedy of any nature whatsoever, including any rights of employment for any specified period, under or by reason of this Agreement.

SECTION 8.10. Specific Performance. The parties hereto acknowledge and agree that the parties hereto would be irreparably damaged if any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached and that any non-performance or breach of this Agreement by any party hereto could not be adequately compensated by monetary damages alone and that the parties hereto would not have any adequate remedy at law. Accordingly, in addition to any other right or remedy to which any party hereto may be entitled, at law or in equity (including monetary damages), such party shall be entitled to enforce any provision of this Agreement by a decree of specific performance and to temporary, preliminary and permanent injunctive relief to prevent breaches or threatened breaches of any of the provisions of this Agreement without posting any bond or other undertaking.

SECTION 8.11. Governing Law. Other than for Section 3.18 (SEC Reports), which shall be governed by, and construed in accordance with, the laws of the State of New York without regard to the conflict of laws rules stated therein, this Agreement shall be governed by, and construed in accordance with, the laws of Hong Kong without regard to the conflict of laws rules stated therein.

SECTION 8.12. Dispute Resolution. Any dispute, controversy or claim arising out of or relating to this Agreement, including, but not limited to, any question regarding the breach, termination or invalidity thereof shall be finally resolved by arbitration in Hong Kong in accordance with the rules (the “ICC Rules”) of the International Chamber of Commerce (the “ICC”) in force at the time of commencement of the arbitration.

(a) The arbitral tribunal shall consist of three arbitrators. The arbitrators shall be appointed in accordance with the ICC Rules.

(b) The language to be used in the arbitration proceedings shall be English.

(c) Any arbitration award shall be (i) in writing and shall contain the reasons for the decision, (ii) final and binding on the parties hereto and (iii) enforceable in any court of competent jurisdiction, and the parties hereto agree to be bound thereby and to act accordingly.

(d) The parties hereto expressly consent to the consolidation of arbitration proceedings commenced hereunder with arbitration proceedings commenced pursuant to the arbitration agreements contained in the other Transaction Documents. In addition, the parties hereto expressly agree that any disputes arising out of or in connection with this Agreement and the other Transaction Documents concern the same transaction or series of transactions.

(e) In the event a dispute is referred to arbitration hereunder, the parties hereto shall continue to exercise their remaining respective rights and fulfill their remaining respective obligations under this Agreement.

(f) It shall not be incompatible with this arbitration agreement for any party to seek interim or conservatory relief from courts of competent jurisdiction before the constitution of the arbitral tribunal.

SECTION 8.13. Counterparts. This Agreement may be executed and delivered (including by facsimile or other means of electronic transmission, such as by electronic mail in “pdf” form) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, each of the parties hereto have caused this Agreement to be executed as of the date first written above by its respective Representative thereunto duly authorized.

ALI WB INVESTMENT HOLDING LIMITED

By:	/s/ Joseph C. Tsai

	Name:	Joseph C. Tsai
	Title:	Authorized Signatory

[Signature Page to Share Subscription and Purchase Agreement]

SINA CORPORATION

By:

Name:
Title:

WEIBO CORPORATION

By:

Name:
Title:

[Signature Page to Share Subscription and Purchase Agreement]

CONFIDENTIAL

SCHEDULE 1

Knowledge

Charles Chao

Herman Yu

Hong Du

Gaofei Wang

Dachen Chu

CONFIDENTIAL

SCHEDULE 2

Allocation Rules

All the P/L accounts were carved out based on direct or indirect basis. For the revenues and expenses that were separately tracked for Weibo business, they were allocated based on the actual amount or direct basis. For the items that were not separately tracked in the past, they were allocated based on the nature of the respective expense items using a consistent methodology. The allocation basis for P/L accounts is summarized as below:

Type	P/L Accounts	Allocation Basis
Direct	Most P/L accounts except for items listed as indirect	Directly picked up from related cost centers, legal entities or based on manual tagging in the system

Indirect	Cost/Operating Expenses – depreciation for equipment used by employees, rental and office supplies	Proportion of headcount
	Infrastructure costs	Proportion of relative usage
	Sales rebate, business tax, sales commission expense, sales/admin staff related expenses and bad debt expense	Proportion of revenue

Any items accounted for as intangible support or benefits by any member of the Parent Group, and which intangible support or benefits are provided to any member of the Company Group, shall not be allocated by Parent to any member of the Company Group. Any items accounted for as intangible support or benefits by any member of the Company Group, and which intangible support or benefits are provided to any member of the Parent Group, shall not be allocated by the Company to any member of the Parent Group.

CONFIDENTIAL

SCHEDULE 3

Subject IP

Patent

Trademarks

CONFIDENTIAL

Domain Names

CONFIDENTIAL

SCHEDULE 4

Specified IP

Software - Basic software

No.	Name/Description

1	Advertising Publishing: A platform that schedules the booking and publishes the advertisement on online media platforms.

2	Sales Management: A platform that streamlines the sales process and manages the customer relationship.

3	Procurement Reimbursement: A platform that manages the purchase and reimbursement process, with budget and inventory control.

4	Financial Management: Financial management platform with accounting processing, financial control and analytics.

5	Flow Statistics: A statistics platform that supports online analytics on web traffic and user behavior.

6	Monitoring and Censoring: A control platform that monitors and censors the online content published by operator and operator’s users.

CONFIDENTIAL

Trademarks

1	微博	Sina.com Technology (China) Co. Ltd.	9340422	41	PRC
2	微博	Sina.com Technology (China) Co. Ltd.	9337632	35	PRC
3	微博	Sina.com Technology (China) Co. Ltd.	9340455	42	PRC
4	微博	Sina.com Technology (China) Co. Ltd.	9337631	38	PRC
5	新浪微博	美商华渊资讯股份有限公司（SINA.COM ONLINE）	7651204	42	PRC
6	新浪微博	美商华渊资讯股份有限公司（SINA.COM ONLINE）	9290756	42	PRC
7	新浪微博	美商华渊资讯股份有限公司（SINA.COM ONLINE）	7651205	9	PRC
8	新浪微博 weibo.com	美商华渊资讯股份有限公司（SINA.COM ONLINE）	01525798	35	TW

CONFIDENTIAL

9		美商华渊资讯股份有限公司（SINA.COM ONLINE）	01525970	38	TW
10		美商华渊资讯股份有限公司（SINA.COM ONLINE）	01532623	42	TW

No.	Trademark	Registrant	Registration Number	Class	Jurisdiction
1		Sina.com Technology (China) Co. Ltd.	9337630	9	PRC
2		Sina.com Technology (China) Co. Ltd.	9337629	16	PRC
3		Sina.com Technology (China) Co. Ltd.	9337628	35	PRC
4		Sina.com Technology (China) Co. Ltd.	9337627	38	PRC
5		Sina.com Technology (China) Co. Ltd.	9340398	41	PRC

CONFIDENTIAL

CONFIDENTIAL

SCHEDULE 5

Disclosure Schedule

CONFIDENTIAL

SCHEDULE 6

Pro Forma Financial Statements Agreed Upon Procedures

1.	Understand Weibo business and assess the appropriateness of current accounting policies and estimates

2.	Assess and test key controls over Weibo’s financial reporting process

3.	Assess the basis of preparation for the B/S and P/L

4.	Test key controls over Weibo advertising and W-dollar systems

5.	Send bank confirmations

6.	Send accounts receivable confirmations on a sample basis

7.	Send game revenue confirmations on a sample basis

8.	Perform detailed testing on Weibo revenues, including advertising, game and membership revenues, by tracing to supporting contracts or system data

9.	Review accounts receivable aging report and subsequent collection

10.	Perform cut off testing on major P/L accounts

11.	Perform detailed testing on major cost and expense items by tracing to supporting documents

12.	Review supporting documents and agreements for significant equity transactions and assess the accounting treatment

13.	Review the valuation report for Weibo stock options

14.	Test the elimination entries and related party

15.	Assessment of income tax position

16.	Subsequent event review and search for unrecorded liabilities

CONFIDENTIAL

SCHEDULE 7

Shared Assets

Shared intangible assets	Subject IP – see Schedule 3
Specified IP – see Schedule 4

Fixed assets	Office equipment
Furniture

CONFIDENTIAL

SCHEDULE 8

Shared Services

1.	Sales and Sale support team

2.	Admin team (administration and purchasing team)

3.	Back office including legal/finance/information system

4.	Media cooperation team and content purchasing team

5.	Architecture engineers

6.	Program engineers

CONFIDENTIAL

SCHEDULE 9

Third Party Services

Professional services